Filed by Horizon Quantum Computing Pte. Ltd.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: dMY Squared Technology Group, Inc.

Commission File No.: 001-41519

The following is a transcript of the March 9, 2026 SPAC Insider podcast between dMY Squared Technology Group, Inc. (“dMY”) Chaiman, Harry You and the CEO of Horizon Quantum Computing Ltd. (“Horizon Quantum”), Dr. Joseph Fitzsimons.

SPAC Insider Podcast — Transcript

MR. CLAYTON: Hello and welcome to another SPAC Insider podcast, where we bring an independent eye in interviewing the targets of SPAC transactions and their SPAC partners.

SPACs have now populated the public markets with a variety of quantum computing hardware companies. And now one is poised to list the first quantum software company. I’m Nick Clayton, and this week I speak with Dr. Joe Fitzsimons, CEO of Horizon Quantum, and Harry You, Chairman of DMY Squared Technology Group Inc.

The two announced a $546 million combination in September. Joe explains how Horizon is endeavoring to create the first universal operating system for quantum computers, and why that presents both challenges and opportunities while these machines are still in the error correction phase. Harry gives his perspective on how the development of the quantum computing space could mimic the trajectory of classical computing, and which layers of this emerging tech stack could offer the greatest upside to public investors at this early stage. Take a listen.

MR. CLAYTON: So Joe, it’s been a very exciting year for quantum computing, both in terms of the strides that many companies in the space have made in commercializing solutions and in terms of the public market’s appreciation of the technology. What have you made of all the movement we’ve seen in this arena from your standpoint?

DR. FITZSIMONS: Well, I think it’s definitely the case that quantum computing is starting to reach an inflection point. And you can see this in several different ways. One of the most important things that we’ve known about quantum computing that has really hampered making use of the technology, getting to the point where we are actually solving really hard problems with quantum computers, is the fact that they become overwhelmed with errors. And in the last 18 months or so, we’ve seen real advances on that front. In particular, we’ve seen the first demonstration of repeated error correction where the error was suppressed below the level of the error rate of physical qubits. So what that means is that the quantum computer interacting with the environment, there’s imperfections in the devices and so on, that cause them to make errors every some number of gates. And when I entered the field, that was maybe every five gates or every 10 gates. Now it’s more like every 500 gates.

But still, these errors enter the computation and you need to get rid of them if you want to get the correct answer. And what has happened is there’s been a lot of progress towards actually being able to correct these errors on the fly as they occur, rather than allowing them to accumulate. And it turns out if you can do that well enough, if you can get the error rates below a certain rate, below a certain threshold, then you can correct these things faster than they can accumulate, and you can get the correct answer even though you have these imperfections in the computation. And we’ve really seen that demonstrated for the first time in August of 2024. So we’re really getting to the point where the technology has gone through this step change, where it’s gotten to the point where now it’s possible to start trying to correct errors. And there’s been a lot of progress on that front in terms of protecting computation so that it is less susceptible to these errors. The other thing that has happened is that quantum computers have now reached a point where they are convincingly hard to simulate. So the frontier systems, the best controlled systems with more than 50 qubits are starting to reach a point now where you cannot simulate them with conventional computers. And that’s been reported across a range of different systems.

So it’s not saying that they’re useful yet. It’s not saying that they’re solving hard problems that are meaningful in the real world, but it is a necessary step. If you could simulate them, why build a quantum computer at all? Why not just run these algorithms on GPUs in simulation? It also means that quantum computing has transitioned to a point where maybe software advances are enough, where maybe advances in algorithms can tell us how to harness what makes these systems hard to simulate in order to solve real world problems. So that’s kind of a transition for the technology. And then the last thing that’s happened is that you have the emergence of new qubit platforms or new quantum computing platforms, across a range of technologies. So superconducting qubits and trapped ions have been right at the forefront, particularly in terms of commercial adoption for a number of years, but you are also seeing photonic systems and now neutral atom systems also move right to the forefront and make really strong advances. So you have at least four different paths to success that are all maturing in parallel. So it really means that we’re at this point where quantum computing is starting to become much more of an inevitability than it previously was.

MR. CLAYTON: Yeah, and you know, it’s interesting. I’m interested in your perspective on this as well, Harry, because you’ve had your own vantage point. It’s an industry you know well, especially with one of the quantum computing companies that is now publicly listed that is doing very well at the moment is IonQ, which you helped to take public via DMY Technology Group 3 in 2021. What have you seen out in the market and in the technology space that brought you back to quantum computing with DMY Squared, and how did Horizon Quantum come onto your screen?

MR. YOU: Well, first I’d say, Nick, for all your listeners, quantum computing has been a wonderful area in general for SPAC investors. I think why quantum computing has suited the De-SPAC way of going public is that it is a long-range technology. There are still some speculative elements, but it is actually much more prone to being taken public earlier through a De-SPAC than through a traditional IPO. And I think that’s what we helped pioneer with IonQ. It was the first publicly traded quantum computing company. And I think what’s fascinating is if you look at the evolution, we started out, as you correctly said, the IPO was in 2021. We had $300,000 of revenue, and I think they recently projected in their most recent earnings call that they would be well over $200 million of revenue. And that, Nick, is actually a pace that’s faster than the Googles or Microsofts when you look at their first five years of public existence or existence as a company. And so by having the De-SPAC framework and getting strategic investors, we had 20 different strategic investors in IonQ, many of whom participated even further and gave the company revenue contracts. It was the perfect way in a public sense to incubate these companies and help them to be successful. And, you know, in particular, if you look at what it would take normally to go public, you certainly couldn’t go public via traditional IPO or directed share offering with just $300,000 of revenue. And so, I think that’s one perspective that, you know, your listeners and in particular, if you look at a stock like IonQ today, over half the investor base is retail investor base.

And so, stepping back, quantum computing will clearly be the next technological wave after AI. And I think as I’ve had discussions with the regulators, people appreciate that given how the IPO market has evolved, given how companies stay private typically for much longer, the De-SPAC has really given an opportunity for retail investors and for institutional investors to be able to participate in cutting-edge technologies earlier rather than later when a lot of the value accretion has occurred. The strategic investors we’ve garnered — and I’ll speak a little bit about Horizon Quantum’s situation — also have been pleased because typically when you strategically invest in a private company, you don’t know when it’s going to go public. But in a De-SPAC, you know that there’s a target date, sponsor will get the company public and close, and that’s been a huge advantage to sort of muster all these strategic partners. And so in IonQ, we had an illustrious list, but what we’re excited about in Horizon is we have IonQ, we have Dell Technologies and others who’ve helped participate, as well as sovereign entities who’ve helped invest relative to Joe’s profile with the Singapore headquarters and with Irish research facilities. And so that’s made going public through De-SPAC much more attractive. And then I think the final important point to really answer your question, Nick, and I’m sorry to give all this long-winded background, is if you look at why at DMY we feel Horizon is so attractive, history super often repeats itself. And while I was running the chairman’s office at EMC, we studied — and this was about 15 years ago, but we studied going back four decades prior, and it still holds true now — what are the best technology subsectors to invest in? And by far number one is software operating systems. And so in the end, you have this quantum computing landscape, you have at least five different modalities or types of quantum computing hardware. We don’t know which one or which type is going to predominate. Within each type, we don’t know which one’s going to be successful, but the common thing is that they all have to have a kernel operating systems layer to run the computers. And the beauty of Horizon is it has a high single digit number of partners among the quantum computing hardware companies. It hopefully will cross 10 soon, but it’s like the analog of going back to Microsoft operating system, MS-DOS or Windows, where you had disparate PC makers at the beginning. The CPU running each machine is slightly different, but having an operating system that’s the foundational layer so that you can have the applications on top, you know, in the case of PCs, like the spreadsheets and so forth, is really, really fundamentally important and one of the best places to invest. And my EMC experience — we bought VMware for $625 million in 2004. It was sold along with EMC to Michael Dell in 2016 for $62 billion, and then Broadcom, whose board I’m on now, bought VMware from Michael Dell for $91 billion and is probably worth about $400 billion now, just a mere 22 years after the original purchase by EMC for $625 million.

And that’s the power of the operating system layer. And I think people are fretting, and rightly so, in the investment community about the efficacy of software. And, you know, when you look at big companies now, the middleware and other applications that they use on the software side are really getting hollowed out by AI. So the fear is justified, but in the end, the kernel or operating system layer is the layer that isn’t going to get replicated by AI, and it’s just going to stay there. So stepping back and considering these things as an investor, you know, we’re going through this nascent stage of which hardware company will win, but in the end, the safest bet for investors and why I couldn’t be more excited about working with Joe and his team is that the software is going to do well regardless of who the ultimate winner is, and it’s going to prosper in the way that a kernel or operating system prospers because it’s very low capital expenditure and will be able to, at some point in the reasonable future here, make robust operating system-like margin. So that’s kind of the full perspective, Nick. I think this is one of the more exciting opportunities we’ve been involved with, but just stepping back objectively, being positioned where Joe is as a quantum computing software company is really about as good as it gets from a long-term investment standpoint.

MR. CLAYTON: Yeah, and there’s a lot I want to drill down in on in there as well, Harry, but you know, I’m interested — Joe, when did you first identify this as being an attractive entry point here? Because, as we’ve mentioned, a lot of the other companies that have gone public recently, or at least over the last few years, have been these hardware producers focusing on different designs of the quantum computers themselves. When did you see that opportunity to come at it from the software side?

DR. FITZSIMONS: Well, my background is maybe a little bit different. I’m coming at this having spent the last 20, 22 years at this point working on quantum computing. So I used to be a professor before. And at least to me, this is really a case of history repeating itself. And this is one of the things I really like about working with Harry — the historical perspective he takes to this with the VMware analogy. But at least to me, I think about it kind of in terms of the different technology revolutions computing has been through. And in particular, if you look at the first computers, or if you look at the first personal computers, you see a pretty similar trend play out, where initially, yes, there’s a lot of focus on the hardware, but in order to take advantage of the hardware to do real work, you need the software there. And what we have been doing at Horizon, you can think of as essentially trying to speed run the history of conventional computing. So we have tried to learn the lessons that have been learned over 80 years of conventional computing and to try to compress that down into a much shorter time frame for quantum computing so that we can get as much use out of these systems as possible as they become available.

Now, what we try to do as a company, what we have been working towards since our inception, is to try to make programming quantum computers as similar to programming conventional computers as possible. And the reason for this is that if you look at the number of people with quantum algorithms expertise, with the expertise to build an application that harnesses a quantum computer to solve a problem much more efficiently than it could be solved on a conventional computer, that’s at most a couple of hundred people worldwide. But if you look at the number of people that can write code that runs on conventional computers today, that’s hundreds of millions of people. You can look at the number of, say, active GitHub accounts as a proxy for this, and it’s in the very high tens of millions at least. So there are a lot of people out there that can write computer code, but not a lot of people out there that can harness quantum computers. So we have been trying to bridge that gap. And if you ask how to bridge that gap, at least to me, the answer is obvious that we need to make this automatic, that we need to be able to automate the quantum expertise so that we can give tools to the domain experts in the fields that stand to benefit from quantum computing, whether that be pharma, whether that be finance, whether that be the physical sciences or computer-aided engineering, whatever it happens to be. Many of the people in those fields are not going to be experts in quantum computing. And people who are experts in quantum computing are not experts in those fields.

So if we really want to allow those fields to benefit from quantum computing, we need to figure out how to bridge that gap. And for us, what that has meant is taking the problem of developing applications for quantum computers and turning it into a compilation problem, saying, let’s take code that was written for a conventional computer and let’s try to accelerate it on a quantum computer. There are other ways of potentially approaching this problem. One of the very common ways is a kind of education approach. You put a whole bunch of educational material on your website and you hope that your users become experts in quantum computing and can figure out the applications themselves. But this just does not work. It’s very difficult to get good at quantum computing, good at constructing algorithms that harness these systems. And generally, the way you get good at this is, to put it bluntly, by banging your head against the wall for 10 years trying to solve a problem and failing 99 times and succeeding once. And then if you’re a glutton for punishment, you try it again. And as I say, the number of people that have done this more than once is about 250 people. But this also makes it hard for AI systems to penetrate quantum computing, to be able to construct applications that gain advantage from quantum computers because there is just not much training data. So they don’t have the equivalent of GitHub to learn from, and they don’t see all of the mistakes that are what teaches experts in quantum computing — it’s how they become experts by making all of those mistakes, but those mistakes are undocumented.

So there just isn’t the training data out there. So how do you get good at this? Let me say, how do you avoid having to get good at this? For us, what we’re trying to do is really automate the process, to take a program written for a conventional computer, break it apart, break apart the loops and recursive function calls that make it, that dominate its runtime, that cause it to be slow when run on a conventional computer, try to break it apart into simpler and simpler parts that we can recognize and replace with more efficient means of doing the same thing so that we can get an acceleration on a quantum computer. And that’s what we’ve been working towards. But when you try to do this, what you’re ultimately saying is you want to take code written for conventional computers and run it on quantum computers, and you want it to run fast. That means you also need to develop the entire software infrastructure that is already there for conventional computers. That means not only building the programming languages to allow you to express this and the compilers to allow you to compile it down and execute on a really wide range of hardware, but it also means building the foundations for essentially an operating system kernel to do all of the kinds of things like find memory to store variables during runtime that your laptop would take for granted. So we really do have to do that to replicate 80 years of computer science, but fortunately it’s happened before, so we have a roadmap. And for us at Horizon, I would say we learn a lot. Harry talks a lot about the VMware analogy, but for me, I quite like the Microsoft analogy because the first product Microsoft had was not Windows, it wasn’t DOS, it wasn’t an operating system.

The first product Microsoft had was a basic interpreter for the Altair. So programming languages is the oldest part of Microsoft. And the same for us. That’s where we have started. And now we have started to build up the runtime environment, the system services that start to form the basis of a quantum operating system. And that’s necessary for us if we really want to take full advantage of these systems, because without that, you’re much more limited in terms of the kinds of computation you can perform on these devices. They’re much more analogous to calculators than computers. And what we’re doing is we’re building the software infrastructure to run them as real computers.

MR. CLAYTON: That’s really interesting. And, you know, I’m trying to distill this down into my caveman brain into simpler terms a little bit, but from that approach, I mean, it almost seems like what you’re doing in a sense is almost creating like a universal adapter between a classical computer and quantum computers. I mean, you can tell me how apt or how off that is, but also, if you’re not going to do that, you kind of talked about the calculator versus computer output — what you’re actually getting. Are companies that are trying to do this now without your services having to just make like bespoke software just to do some very simple things? How does that actually work?

DR. FITZSIMONS: Yeah, so I said before that one of the approaches to allowing people in other fields to harness quantum computing is an education approach, but there’s really two other approaches. So we’re kind of unique in taking this compilation approach, but the other two ways you can go is to view it as a professional services problem, where you hire as many quantum computing experts as you can and you put them in a room and you go out to Pfizer or whoever it happens to be and you ask them to tell you all about their hard computational problems and you come back to your room of quantum computer scientists and you try to solve some of those problems. But that’s doesn’t scale. The other approach you have is to say, okay, we know some applications — let’s just code up those applications and make them available as like a Python library or something like this. So you can easily integrate them, you can easily harness them if you want to run that particular application. And that happens quite a lot now. That’s where a lot of focus in quantum software is — it’s on these pre-baked applications. Now, there are different ways to try to program the systems, but at the moment, most of quantum programming, the way it works is to piece together the program one logic gate at a time. So you can think of this like trying to design a computer processor, like a conventional CPU, one transistor at a time to execute a piece of software. You’re trying to build your software by placing transistors. That’s a really difficult way to build software. That’s not how modern software is built. Instead, the way we’re able to build modern software is that we build up abstraction layers.

So first we build up assembly languages, then we build up languages above those like microcode, whatever it happens to be, to imperative languages, and then above that we start to get to object-oriented programming and we get to modern programming languages like Python and so on. And what we have been doing at Horizon is very similar. So we’ve had to build our first essentially portable assembly language so that we have a language that can express anything an ideal quantum computer can do at a low level and that we’re able to relatively easily translate into something that can run on essentially any quantum computer. But then we need to make that easier to use because you don’t want to program one logic gate at a time. You don’t even want to program one arithmetic operation at a time — like addition and a multiplication and so on. Instead, you want to get to the point where you can talk about different kinds of data and how you’re manipulating those different kinds of data. So I have some list of names and I want to sort the list and then I want to compare that against another list and so on, rather than talking about how you’re representing that information in bits. So what we’ve done is built not only at the assembly language level, but we’ve built up above that, first with Helium, which is a kind of quantum basic-like programming language, but very recently, we’ve just introduced Beryllium, which is a first kind of quantum object-oriented programming language. So it’s our first attempt at a modern quantum programming language that is much more like, much more similar to languages like Python than it is to anything that exists for programming quantum computers. And the reason to do this is to get to that high level of abstraction where you can think about programming these systems, about constructing your programs, about solving problems as manipulating different kinds of data rather than about how that data is physically represented.

MR. CLAYTON: Yeah, and this seems like such an interesting time for commercial clients to be trying to engage with this as well. I’m sure you’re having lots of conversations with clients in terms of there are varying different estimates in terms of when quantum computers are going to be fully commercially functional. And so therefore, if you have existing software that you as a software company are running and you want it to be adaptable, but you’re not exactly sure when the quantum computers are going to be fully ready — it’s like at what point do you engage, at what point do you start designing, and at what point do you even have the capacity to integrate the speeds of quantum computers with whatever you’re trying to do? I guess just what do you think about what the timeline looks like and how you’re kind of navigating those conversations from Horizon’s standpoint?

DR. FITZSIMONS: Sure. And I think this is a very important decision for any company in the space. The reality is that quantum computers have not yet reached the point where they offer a real advantage for solving problems of significant importance in the real world. And getting to that point, getting to the point where you are solving problems that actually affect the bottom line for the end user of that software, that is the step change the industry is waiting for. So for us, getting to that point is the really critical step and ensuring that we are in place to become the default software layer to which applications are developed and deployed is critical. And so because of that, our focus is really on working with hardware partners and software partners that are building the stack to get to a real quantum advantage, rather than engaging in POCs that are only demonstrating what might be possible in the future, because that is not progressing us forward. That is not pushing the technology forward. So our focus has to be on getting to a real quantum advantage as soon as possible, building the stack to enabling that, and ensuring that we are solving the technical problems with the hardware companies to get to that point as soon as we possibly can.

MR. CLAYTON: Yeah, and you know, we talked about at kind of the beginning here about why also the timing is interesting from a public investment standpoint to be getting involved in quantum in some way, shape, or form. Horizon Quantum was founded in 2018. You’ve seen some of these changes. What was sort of like the big thing for you that made you decide that now is the time that Horizon should be a public company and ultimately taking that SPAC path to it?

DR. FITZSIMONS: Yeah, sure. So there are a few factors that go into this. In terms of the timing, it’s become very clear to me that quantum computing has reached a kind of inflection point. And I spoke a little bit about that earlier, but essentially, we’ve entered this period where now quantum computers are becoming hard to simulate, where error correction is starting to become possible. So you can start to see these applications where quantum computing is going to allow for a large advantage come into view. In some sense, that’s why we called the company Horizon, because of the sense that quantum computing was starting to come into view. And I would say in the last 18 months, that has really become the case. So when we first had contact with Harry, we had already said no to some previous approaches from SPACs. But this happened at just the right time where quantum computing, at least in my view, was reaching an inflection point. We had just seen the first examples of error correction beyond break even. And it was becoming increasingly clear that it was the right time for the company to pick up momentum. And if nothing else, my job as CEO is to decide when to put the foot on the brake and when to put the foot on the gas. And you’re always alternating between the two. You know, when should we manage our burn, when should we increase our burn so that we can make faster forward progress? And it is very definitely the case that at least in my view, that we are entering a period where there are going to be really significant winners and losers, not just on the hardware side, but also in the software space. So now is the time for us to accelerate and to pick up momentum. And we could not ask for a better SPAC partner. I mean, the success of the sponsor with IonQ is something that we should all aspire to. But it’s also the case that actually, I would say I find Harry in particular incredibly helpful to work with. He’s really brings a different perspective than my own. He’s been on a different side of technology to me and brings a very complementary set of insights, and it’s really been a fantastic working relationship to this point. So I couldn’t have asked for a better partner.

MR. CLAYTON: Yeah, and you’re mentioning that burn rate. I find it really interesting how Horizon has gotten to this point in its journey, as you said, over eight years, really very high capital efficiency, having only raised about 25 million in outside investment over that time. Now that you’ll be standing to bring in multiples of that through this transaction, you know, how do you think that kind of capital efficient mentality will serve the company moving forward? And also just how are you planning on deploying these larger sums moving forward?

DR. FITZSIMONS: Sure. So, one of the things I would say that we’re in quite a fortunate position around is that generally we have had more interest from hardware companies to work with us than we have had capacity to serve. So we really need to increase the size of our science and engineering teams in order to be able to partner with as many of those companies across the hardware ecosystem as want to work with us. Because ultimately for us, our goal is really to become a dominant software layer, to become the best way to develop applications to harness these systems. And we want to make sure that our software is able to run on really any kind of system out there so that we are creating a hedge for the developer against shifts in technology. The way our systems work is you write code in our languages and you can compile it and run it on essentially anything. And so for us, working with the hardware companies to get as much out of their systems as is possible is really critically important for us. And so we will certainly be investing in R&D, investing in our science and engineering teams in order to be able to better service that. At the same time, we’ve become the, I believe, the first quantum software company to start operating our own quantum computer. And we’ve done this because essentially by operating a quantum computer, by having a hardware testbed, what we’re able to do is integrate our software much more deeply with the control systems than might otherwise be the case. And this opens the door not just to working with the hardware companies that are building quantum computers, but also to work with the control systems manufacturers, the companies that are building the control system units that go into a wide variety of different quantum computers, so that we can start to make our software compatible not just with the commercial systems, but also with the systems being built in universities and the national labs. So for us, a large part of this will be investment in R&D and really trying to make sure that we have the full software stack in place to harness these systems to get a real quantum advantage as soon as possible. That said, you’re right, we have been pretty disciplined about how we have deployed capital, and that will continue to be the case. The transaction as it currently stands will give us runway for many, many years to come. So we’ll be in a very good position post-transaction.

MR. YOU: Well, and Nick, I have to interject. One of the key criteria we look at is capital efficiency and just general frugality. And if you look at all the metrics that are the determinants of long-term stock price success, return on invested capital, and so having a smaller denominator in terms of the amount of capital you need is by far the most indicative of stock price performance. So I always look at that when making an investment, and Joe’s situation is even more profoundly potentially positive just given it’s a software company. So Horizon will be able to return good amounts potentially for investors.

MR. CLAYTON: And I did want to ask you, Harry — we keep mentioning some of these other companies in the space, but also how they’re fundamentally set up a little differently from Horizon, and Horizon is a first of its kind in some ways as well. You know, just how did you approach coming to a valuation for Horizon that you felt like was a fit for the market and the potential here?

MR. YOU: Well, I think the valuation reflects a moderated increase from Joe’s previous round, which was a little more than a couple years ago. And I think it’s quite attractive and we’ve tried to instill in the companies we sponsor to go public that the longer term does matter. I think often people want to extract every little bit of valuation from the IPO, but in the end, Nick, one of the telling stats to me, having done investment banking and several dozen IPOs for the first half of my career is how you do in the first year is just so critically important because probably only 25% of IPOs are higher than the IPO price, and the 75% don’t stay above the IPO price for the first year. Of them, about half will never get above the IPO price. So you just want to make sure you build a following, you build a cadre of happy investors like a business would build a cadre of happy customers. And so Joe’s valuation is reasonable from all fronts, and I think to be a $500 million company pre this offering is a good level for Joe, but it’s also an excellent entry opportunity for his first wave of public investors.

MR. CLAYTON: Yeah, and you know, we’ve touched upon the DMY SPAC series’ track record — the DMY team, your team has typically engaged with targets for much more over the medium and long term, and you have a lot of experience in this sector. And Joe’s mentioned how much he enjoys your perspective taking some of this from a different side. Could you just give us a taste of how you plan on continuing engaging with the company kind of through the close of the actual offering and beyond?

MR. YOU: I’ll be a director for the foreseeable future. And I think what I’ve tried to help Joe with — and I thank him for his compliments — but I feel like the onus of being a good partner is every day. And so I try to surface to Joe different business opportunities, business partnerships. Just, you know, Nick, when you get my age, you naturally just get a bigger rolodex. And so I like to avail the opportunity to utilize that to people like Joe.

MR. CLAYTON: And you know, Joe — we’ve been talking about a lot of things that are on, as the company is aptly named, on the further horizon, on the closer horizon, many different things that will be crossing in the coming years. But investors always want to be able to look for what’s the next big advancement, the next big benchmark, the next big milestone. So what do you see as being kind of like the next big exciting thing for investors to watch on the nearer horizon in quantum computing?

DR. FITZSIMONS: For us, I would say we have introduced some recent advances at Q2B, which is a big quantum industry conference in December, showing both progress towards increased levels of abstraction — so building more capable programming languages that get more to that point of being able to reason about problems at a higher level where you’re not thinking about the details of the hardware, so that we can start to abstract away the quantum aspects of this and get closer to being able to program them like conventional computers — but we have also demonstrated going down the other end and being able to do very low-level control of hardware systems, including in our own testbed in Singapore, which we have up and running for the last number of months. And what you will see from us is continued technology advancement pushing in both directions, further up the stack towards applications, and you’ll see us establishing our own applications team there to make use of our stack to target specific high-value problems. And on the other hand, you’ll see us pushing further down, integrating tightly with a wider range of hardware systems across a broader range of modalities, a broader range of different quantum computer types, so that we are essentially giving the developer the opportunity to take advantage of as wide a variety of quantum computer systems as possible and to get as much out of those systems as they possibly can. So that’s on the technology side, and then on the hardware side, you’ll see us integrating more deeply with hardware partners and expanding the range of our hardware partnerships.

[End of transcript]

About Horizon Quantum

Horizon Quantum’s mission is to unlock broad quantum advantage by building software infrastructure that empowers developers to use quantum computing to solve the world’s toughest computational problems.

Founded in 2018 by Dr. Joseph Fitzsimons, a leading researcher and former professor with more than two decades of experience in quantum computing, the company seeks to bridge the gap between today’s hardware and tomorrow’s applications through the creation of advanced quantum software development tools. Its integrated development environment, Triple Alpha, enables developers to write sophisticated, hardware-agnostic quantum programs at different levels of abstraction. Learn more at www.horizonquantum.com.

About dMY Squared

dMY Squared is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Additional Information about the Business Combination and Where to Find It

In connection with Horizon Quantum’s previously announced Business Combination, Horizon Quantum and Horizon Quantum Computing Pte. Ltd. (“Horizon”) filed a registration statement on Form F-4 relating to the Business Combination and certain other matters (the “Registration Statement”), which includes a preliminary proxy statement of dMY and a preliminary prospectus of Horizon Quantum with respect to the securities to be offered in the Business Combination. The Registration Statement became effective on February 17, 2026. The same day, dMY filed and mailed a definitive proxy statement/prospectus (the “Proxy Statement”) to its shareholders as of the record date established for voting on the Business Combination. The Proxy Statement contains important information about the Business Combination and the other matters to be voted upon at a special meeting of shareholders of dMY (the “Special Meeting”). This communication does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY, Horizon Quantum and Horizon may also file other documents with the Securities and Exchange Commission (the “SEC”) regarding the Business Combination. dMY’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials contain important information about dMY, Horizon Quantum, Horizon, and the Business Combination. The documents filed by dMY, Horizon Quantum and Horizon with the SEC also may be obtained free of charge upon written request to dMY at dMY Squared Technology Group, Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Participants in the Solicitation

Horizon Quantum, Horizon and dMY and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of dMY’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of dMY’s directors and officers in dMY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on April 3, 2025 (the “dMY Annual Report”) or its subsequent quarterly reports. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to dMY’s shareholders in connection with the Business Combination is set forth in the Proxy Statement for the Business Combination. Information concerning the interests of Horizon Quantum’s, Horizon’s and dMY’s participants in the solicitation, which may, in some cases, be different than those of their respective equityholders generally, is set forth in the Proxy Statement relating to the Business Combination.

Disclaimer

Past performance by Horizon’s or dMY’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Horizon’s or dMY’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that Horizon Quantum, Horizon or dMY will, or are likely to, generate going forward.

Cautionary Note Regarding Forward-Looking Statements

This communication includes “forward-looking statements” with respect to dMY, Horizon Quantum and Horizon. The expectations, estimates, and projections of the businesses of Horizon Quantum, Horizon and dMY may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “anticipate,” “intend,” “may,” “will,” “could,” “should,” “potential,” “plan” and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements include, without limitation, expectations related to the closing of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results and are subject to, without limitation, (i) known and unknown risks, including the risks and uncertainties indicated from time to time in the dMY Annual Report, dMY’s other filings with the SEC, and the Registration Statement and Proxy Statement, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by dMY, Horizon Quantum or Horizon; (ii) uncertainties; (iii) assumptions; and (iv) other factors beyond dMY’s, Horizon Quantum’s, or Horizon’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and dMY, Horizon Quantum and Horizon therefore caution against placing undue reliance on any of these forward-looking statements.

Many of these factors are outside of the control of dMY, Horizon Quantum and Horizon and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement, dated as of September 9, 2025, by and among dMY, Horizon and Horizon Quantum and the other parties thereto (the “Business Combination Agreement”); (2) the ability to successfully or timely consummate the private placement of an aggregate of approximately $111.9 million of Horizon Quantum’s Class A ordinary shares with certain institutional and accredited investors, qualified institutional buyers and strategic investors (the “PIPE Transaction”); (3) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the Business Combination Agreement; (4) the inability to complete the Business Combination, including due to the failure to obtain approval of the shareholders of Horizon and dMY or other conditions to closing the Business Combination; (5) changes to the structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (6) Horizon Quantum’s ability to scale and grow its business, including through the use of proceeds of the PIPE Transaction, and the advantages and expected growth of Horizon Quantum; (7) the cash position of Horizon Quantum following the closing of the Business Combination; (8) the inability to obtain or maintain the listing of Horizon Quantum’s securities on the New York Stock Exchange, the NYSE American, or Nasdaq following the Business Combination; (9) the risk that the announcement and pendency of the Business Combination disrupts Horizon’s current plans and operations; (10) the ability to recognize the anticipated benefits of the Business Combination and PIPE Transaction, which may be affected by, among other things, competition, the ability of Horizon Quantum to grow and manage growth profitably and source and retain its key employees; (11) costs related to the Business Combination; (12) changes in applicable laws and regulations or political and economic developments; (13) the possibility that Horizon Quantum may be adversely affected by other economic, business and/or competitive factors; (14) Horizon Quantum’s estimates of expenses and profitability; (15) the amount of redemptions by dMY public shareholders; (16) difficulties operating Horizon Quantum’s quantum processor and the possibility that the quantum processor does not provide the advantages that Horizon Quantum expects; (17) the ability to successfully or timely consummate the PIPE Transaction; (18) the ability of Horizon Quantum to integrate access to its quantum computing test bed within its Triple Alpha platform; (19) the ability of our coding languages to provide additional abstraction when compared to other quantum computing solutions; (20) the entry into the side letter, dated December 4, 2025, among Horizon Quantum, Horizon, dMY, and IonQ, Inc. (the “Side Letter”), and our ability to recognize the benefits of the Side Letter; (21) other risks and uncertainties included in the “Risk Factors” sections of the dMY Annual Report, dMY’s other filings with the SEC, and the Registration Statement and other documents filed or to be filed with the SEC by Horizon Quantum, Horizon and dMY. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. Horizon Quantum, Horizon and dMY do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This communication also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investor contact

Katherine Bailon

investors@horizonquantum.com

Media contact

Yanina Blaclard
media@horizonquantum.com

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